SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 11, 2025
KT Corporation

By:	/s/ Jaegil Choi
Name: Jaegil Choi
Title: IRO

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Team Leader

KT Corporate Value-Up Plan 2025.11 KT Corporation kt

Disclaimer This presentation has been prepared by KT Corp. (“the Company”) to explain the Corporate Value-Up Plan. All information regarding the Company’s management and financial performance has been prepared in accordance with K-IFRS standards. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. The Company does not guarantee the accuracy or completeness of such forward-looking statements and assumes no obligation to update this document for future developments or new information. If you have any questions related to this material, please contact the IR department. Tel: +82-70-4193-4036 2

[Executive Summary]

FY2028 Financial Target and Action Plans

AICT Company kt

2028 Target — Consolidated ROE 9% ~ 10%

AICT Transformation	Secure Profitability	Asset Optimization	Additional Shareholder Return
AI/IT Rev. Share Up 3x of 2023	Consolidated OP Margin 9%	Non-Core Asset Liquidation	KRW 1tr. Share Buyback
Attain top-tier AI/Cloud capabilities by global big tech partnership	Enhance OP through streamlining low-profit biz	Liquidate non-core assets and idle real estate	Enhance capital efficiency through additional returns
Progress [2024~3Q25 YTD] Strengthened AX capability with strategic partnership (AI model SOTAK, Palantir partnership)	Improved business and cost structure (Low-margin 39 biz, KRW 50bn)	Liquidated non-core assets (Profit KRW82.4bn, Cash KRW275.7bn)	'25 Share buyback KRW 250bn (Cancellation will be executed considering foreign ownership limit)

Strategy Integrate AI into core biz. Telco, Media, NW, IT, accelerate growth of B2B AX and revamp mgmt. structure

3

Contents 1 Company Overview 2 Progress & Analysis 3 Target & Action Plan 4 ESG/IR Activities 4

I.Company Overview | II.Progress & Analysis | III.Target & Action Plan | IV.ESG/IR Activities

Company Overview

Name of Company	KT Corporation
CEO	Young-Shub Kim
No. of Employees	14,512 (as of '25.06.30, KT Separate)
Industry	Telecommunications
Date of Incorporation	December 10, 1981
Date of KOSPI Listing	December 23, 1998
No. of Subsidiaries	78 (Excluding KT) (As of '25.6.30)
Credit Rating	A- (S&P), A3 (Moody's), A (Fitch), AAA(KIS Rating), AAA(Korea Rating)
ESG Rating	A+ (KCGS**), AA (Sustinvest) A (Korea ESG Research Institute)

Business Overview

(FY2024)


KT Separate revenue
KRW 18,579.7bn
Subsidiaries' revenue
KRW 13,256.2bn
Wireless
M/S no.2 (w/31%)
Broadband
M/S no.1 (w/44%)
IPTV
M/S no.1 (w/43%)
B2B
Corporate data/lines M/S no.1
Wireless 26.3%
Broad-band 9.4%
Media 7.9%
B2B 13.5%
others 13.2%
Subsi-diaries* 29.7%
26,431.2 bn KRW
BC Card
kt skylife
StudioGenie
kt estate
kt cloud

*Subsidiaries' revenue share excludes internal transactions
**KCGS: Korea Institute of Corporate Governance and Sustainability

5

I.Company Overview | II.Progress & Analysis | III.Target & Action Plan | IV.ESG/IR Activities

Shareholder Composition

as of Jun. 30, 2025

Total issued shares: 252,021,685


Domestic institutions and Individuals 28.67%
Foreign Investors 49.00%
NPS 7.54%
Hyundai Motor Group 8.07%
Treasury Shares 3.95%
ESOP* 2.77%

Board Composition

General Shareholders' Meeting → BoD (8 Outside dir. 2 Inside dir.) → CEO

Board Committees

Committee	Members
Corporate Governance	4 Outside directors
Audit	5 Outside directors
Evaluation and Compensation	4 Outside directors
ESG	4 Outside & 1 Inside directors
Director Candidate Recommendation	8 Outside directors
Investment	4 Outside & 1 Inside directors

KT Corporate Governance Model

Transparent and independent governance structure led by the Board of directors

Independence of BoD	Independence in Board composition and operation	▪ 80% of outside directors, and separation of CEO and chairman ▪ Corporate Governance, Audit, Evaluation and Compensation, and Director Candidate Recommendation committees are composed of all outside directors
	Transparency in appointment process of outside directors	▪ Operation of Director Candidate Recommendation Committee ▪ Utilization of Professional Institutions for evaluating candidates
	Special authority to outside directors	▪ Assessment of CEO management contracts and recommendation for CEO dismissal ▪ Determination of CEO and inside directors' compensation
Enhancement of Shareholder Value	Shareholder Return	▪ Implementation of share buybacks/cancellations and quarterly dividends
	Shareholder Rights	▪ Adoption of cumulative and written & electronic voting ▪ Timely disclosure of corporate information
	Shareholder Protection	▪ Control of internal transactions and self-dealing
Responsible Management of Professional Executive	CEO Appointment and Management Contract	▪ CEO candidate recommended by BoD and DCRC**, and appointed by shareholder resolution ▪ The BoD enters into a management contract with appointed CEO and conducts an annual performance evaluation
	Remuneration and others	▪ CEO compensation based on management performance

*ESOP: Employee Stock Ownership Plan
**DCRC: Director Candidate Recommendation Committee

6

Contents 1 Company Overview 2 Progress & Analysis 3 4 Target & Action Plan ESG/IR Activities 7

Market evaluation LCompany Overview IL Progress & Analysis III. Target& Action Plan IV.ESG/IRActivities AICT transformation and value-up plan drove 55% market cap growth(as of Sep. 30) compared to early 2023, with ownership remaining full at 49% IKT’s MarketCap. Trends Market cap KRW 8.5tr (Jan. 2, 2023) Foreign ownership 43% (Dec. 2023) Jan. 2023 Market cap KRW 14.7tr (Jul. 15, 2025) QPalantir Strategic Partnership (Jun. 5, 2025) Disclosure of KT’s Value-up Plan (Nov 5, 2024) Awarded as an Excellent Value-up company (‘25.5.27) Declaration of AICT Company Strategy Microsoft Strategic Partnership (Feb. 28, 2024) (Sep. 27, 2024) Appointment of CEO Inclusion into KRX’s Korea Value-up Index (‘24.12.16) Kim Young-shub (Aug. 30, 2023) Foreign ownership limit of 49% reached(Nov. 5, 2024) Jan. 2024 * Stock price (closing) from 2023 to 2025: highest KRW 58,400 (July 15, 2025), lowest KRW 29,000 (January 16, 2023) Jan. 2025 Sep. 2025 8

LCompany Overview IL Progress & Analysis ILTarget&Action Plan IV.ESG/IRActivities Financial KT continued stable profit growth through business structure optimization, including AICT Performance restructuring and streamlining of low-profit/non-core businesses Revenue Operating Profit Net Profit Con. (KRW tr) (KRW tr) (KRW tr) 25.7 26.4 26.4 2.24 21.4 1.75 1.69 1.76 1.65 1.39 1.09* 0.99 0.81 0.4 2022 2023 2024 25.30 2022 2023 2024 25.30 2022 2023 2024 25.3Q Sep. (KRW tr) (KRW tr) (KRW tr) 18.3 18.4 18.6 1.30* 1.17 1.19 1.21 1.10* 14.6 1.01 0.93 0.76 0.35 0.33 2022 2023 2024 25.30 2022 2023 2024 25.3Q 2022 2023 2024 25.3Q *Excluding one-off costs (approx. KRW 1tr) 9

Value-up Progress I.Company Overview IL Progress & Analysis III. Target&Action Plan IV.ESG/IRActivities Excluding one-off expenses in 2024, consolidated ROE is 6.9%; KT aims for 9-10% mid-term ROE by increasing the share of AI/IT revenue, enhancing profitability, and improving capital efficiency FY2024 ROE 6.9%*(2.9%) Consolidated OP Margin |AI/IT Revenue% (KRW tr) FY2023 ROE 6.1% Target More than 19%** Additional Share buybacks/Cancellations (KRW tr) Target Total KRW 1tr Target 9% 10.5% 6.7% 6.3% 3.1% 0.0 0.0 0.25 ‘25.3Q ‘28(T) ‘23 ‘24 ‘25.3Q ‘28(T) ‘23 ‘24 ‘25.3Q ‘28(T) ** as a portion of service revenue on a KT separate basis 1.1 1.0 0.9 7% 6% 7% ‘23 ‘24 *Excluding one-off costs (approx. KRW 1tr) 10

LCompany Overview LProgress & Analysis IIL Target&Action Plan IV.ESG/IRActivities Valuation Metrics PER Although PER, PBR, and ROE have all shown an improving trend in 2024, the company remains undervalued compared to domestic peers and the KOSPI | PBR PER has shown a positive trend; however, the stock continues to trade relatively at a discount Although PBR improved by 20% in 2024, KT remains undervalued relative to its net asset value (PBR at 1x) ROE ROE has underperformed relative to peers and KOSPI Shareholder Retum ratio* Shareholder return ratio is around 50%, slightly below the level of domestic peers 110.3% 58.1% 37.6% Recent 3-year Avg. 23.0 (FY’22~FY’24) 0.7 8.0% ** 6.9% 6.1% 6.5 8.5 ..O 0.5 0.5 KT 9.6* 2.9% 2022 2024 2022 2024 2022 2024 2022 Recent 3-year Avg. (FY’22~FY’24) 9.5 13.8 0.9 8.3 0.7 7.0 9.5 0.6 ** 8.2 ** 45.2% 2024 62% 47% KT Peers KOSPI KT Peers KOSPI KT Peers KOSPI KT Peers * Source : Bloomberg(PER,PBR), KRX Market Data System(ROE) *Shareholder return ratio: (Cash dividends + Share buybacks/cancellations)/Consolidated net income attributable to owners of the Parent company ** excluded one-off expenses(of about KRW 1 tr) in 2024 11

1. Company Overview IL Progress & Analysis III.Target&Action Plan I.ESG/IR Activities ROE Analysis COE, reflecting market expected return, is in the range of 9%-10%, while ROE excluding one-offs in 2024 stands at 6.9%; ROE has been improving since value-up plan but remains below the COE | ROE-COE Analysis ROE remains lower than the COE COE 9%~10% 9.4%** 7.7% 7.5% 8.0%** 6.9%* 6.1% Avg. ROE 6.5% 6.1% 4.1% 5.0% 4.5% 2015 2018 2021 2024 |Value-up direction ROE 6.9% PBRQ.7X COE9%~10% Corporate value can be enhanced by improving ROE through measures such as strengthening profitability and optimizing capital efficiency *Excluding one-off costs (approx. KRW 1tr) **Reflecting one-off gains: KRW 362.4 bn from REITs sales and dividend income in 2021, and KRW 215.7 bn from ‘Seezn’ sales in 2022 12

Contents 1 Company Overview 2 Progress & Analysis 3 Target & Action Plan 4 ESG/IR Activities 13

I.Company Overview | II.Progress & Analysis | III.Target & Action Plan | IV.ESG/IR Activities

Target Setting

2028 ROE target remains at 9%~10% considering cost of equity(COE),
Sustain AI/IT growth, margin improvement, asset sales, and buybacks to achieve ROE target

2028 Target
ROE 9% ~ 10%

2024
*ROE 6.9%

2023
ROE 6.1%

Value enhancement direction

Enhance value by achieving ROE above COE	
AICT Transformation	AI/IT rev. share up 3x of 2023
Margin Improvement	Consolidated OP margin 9%
Asset Monetization	Non-core asset liquidation
Shareholder Return	Share buybacks/cancellation KRW 1tr

Enhancing Plan

ROA ⇑
(Net income/Assets)

Net Margin
(Net income/Sales)

×

Asset Turnover
(Sales/Assets)

×

Financial Leverage ⇑
(Assets/Equity)

*Excluding one-off costs (approx. KRW 1tr)

14

I.Company Overview | II.Progress & Analysis | III.Target & Action Plan | IV.ESG/IR Activities

AICT Transform

Enhancing AI/IT capabilities and driving AICT transformation via global big tech partnerships and IT modernization

AICT Transformation — AI/IT Rev. Share Up 3x of 2023

AI/IT Sales Contribution*


Target 19% over
6%
(1.0tr)
7%
(1.1tr)
FY25 Performance

Microsoft Launched SOTA K, Palantir Deployed AI platform at KT an its domestic distribution

Korea AX Market Outlook**

(Unit: KRW tr)


14.5
17.5
20.1
23.3
26.5
29.6
2023
2024
2025(E)
2026(E)
2027(E)
2028(E)

Strategic Direction

Expanding industry-specific AI services through partnerships with global big tech companies

Public · Identifying new opportunities aligned with national AI/Cloud policy

Finance · Developing the financial sector's AI adoption with specialized AI agents

Corp. · Providing tailored AI consulting and models via KT-MS AI experts

*AI/IT Sales Contribution based on KT separate service rev. **Source: IDC Korea, "Korea Big Data and Analytics Forecast"('23.04), "Whole Cloud Forecast" ('24.08)

15

Ⅰ.Company Overview | Ⅱ.Progress & Analysis | Ⅲ.Target & Action Plan | Ⅳ.ESG/IR Activities

Streamline low-margin businesses

Complete a growth-oriented business portfolio by 2028 through AICT transformation and streamlining of low-profit businesses

Margin Improvement Consolidated OP Margin 9%

Consolidated OPM


Target 9% over
6.3%
6.7%*
2023
2024
2025(E)
2026(E)
2027(E)
2028(E)

FY25 Performance

Streamlined 23 businesses with low growth potential, limited competences
- Healthcare, Logistics solutions, Solar energy, etc.

Revamped profit model of 16 businesses
- Smart city, AICC, C-ITS, etc.

Strategic Direction

Continue rationalization for margin improvement

Target
· Low-profit biz with limited potential
· High-cost biz without competency
· Biz with low value for AICT

Action
· Cease operation by 2025
(No revenue or costs from 2026)
· Gradual exit by contract terms

Impact
· Improving OP of KRW 50bn in 2025

*Excluding one-off costs (approx. KRW 1tr)

16

I.Company Overview | II.Progress & Analysis | III.Target & Action Plan | IV.ESG/IR Activities

Asset Efficiency Enhance asset efficiency through telecom facility optimization and monetization of non-core real estate

Asset Monetization — Monetizing non-core real estate

Status of Real Estate Assets
(KT and kt estate book value)


Book value 4.6tr
Non-telco
2.3tr
(51%)
Telco·
Corp mgmt.
2.3tr
(49%)
3Q25


Develop or divest assets based on feasibility
42
assets
(△1)
41
assets
(+2)
43
assets
Unlock idle assets via telco sites optimization
379
assets
(△2)
377
assets
(△1)
376
assets
2023
2024
3Q25

Strategic Direction

Ongoing monetization of non-core real estate assets

Result · Sales of small idle properties


Profit
62.5bn
Cash-in
79.6bn
2024~3Q25 YTD

17

Ⅰ.Company Overview | Ⅱ.Progress & Analysis | Ⅲ.Target & Action Plan | Ⅳ.ESG/IR Activities

Asset Efficiency

Monetize investment assets considering purpose, profitability, and strategic value, and use proceeds for capital allocation

Asset Monetization: Divestment of Non-essential Investment Assets

Status of Investment Assets

(KT standalone book value)



Book value 6.6tr
Marketable Securities
2.2tr
(34%)
Investments in Subsidiaries
4.4tr
(66%)
3Q25



Sell marketable securities with diminished strategic relevance
60 holdings
(△4)
56 holdings
(△4)
52 holdings
Optimize group portfolio for sustainable growth
84 holdings
(△1)
83 holdings
(△4)
79 holdings
2023
2024
3Q25

Strategic Direction

Ongoing portfolio optimization based on strategic/financial value

Result

- △8 marketable securities
- △5 subsidiaries

(6 new, 7 sold, 2 merged, 2 liquidated)



Profit
19.9bn
Cash-in
196.2bn
2024~3Q25 YTD

18

I. Company Overview | II. Progress & Analysis | III. Target & Action Plan | IV. ESG/IR Activities

Capital Allocation

Boost free cash flow via profits from AICT transformation and non-core asset sales; invest KRW 1tr[FY'25~'28] in buybacks/cancellations, and strategic investments to enhance ROE


FY'25~'28 OCF
AICT Transformation
Asset Sales
CAPEX
(incl. tangible and intangible asset investments)
Shareholder Return
(based on shareholder return policy)
FY'25~'28 Additional Shareholder Return
FY'25~'28 FCF

Capital Allocation Direction

In progress	Share buyback/cancellation KRW 1tr
Under review	Investments to improve ROE · Scale for ROE impact · AICT-aligned synergy

19

Contents 1 Company Overview 2 Progress & Analysis 3 Target & Action Plan 4 ESG/IR Activities 20

Governance LCompany Overview IL Progress & Analysis III. Target & Action Plan IV.ESG/IRActivities Improve processes to establish stable governance structure and strengthen the Board’s role in enhancing corporate value Enhancing Director Appointment Process Ensuring Fairness and Transparency in CEO & Outside director appointment process Direction Achieve Top-tier compliance system Strengthen Transparent management and Corporate governance Reinforce KT Group-wide compliance system ● Review and selection of director candidates by the Director Candidate Recommendation Committee, composed entirely of outside directors Stricter CEO appointment requirements approval of more than 3/5 voting rights present than provisions in the Commercial Act Strengthening Internal Control Group-wide compliance and risk management .Establish and operate an integrated risk management system across KT group -Enhance the identification and inspection of key areas with high compliance risk related to operations Responsible management and Corporate value-up by the Board of Directors Enhancing the role of the Board -Promote amendments of the AOI reflecting revisions of the Commercial Act, including the expansion of directors’ duty of loyalty ●Conduct periodic reviews of Value-up plan and determine shareholder returns considering cashflow and market expectations Strengthen the Board’s deliberation function on major capital allocations 21

I. Company Overview | II. Progress & Analysis | III. Target & Action Plan | IV. ESG/IR Activities

Social/ Environment

Provide a secure and reliable network environment through stronger information security and management; achieve Net Zero by 2050 as a responsible corporate citizen

Social

Enhance information security and Network management

Information Security

- Invest KRW 1tr over 5 years for security enhancement
- Reinforce zero-trust and AI-based monitoring
- Increase security workforce through global partnerships
- Continuously reinforce core security frameworks

Network Management

- IT/NW infra penetration tests and fix vulnerabilities
- Address structural issues in NW security architecture
- Establish integrated IT/NW security roadmap

Environment

AICT-driven environmental leadership

2050 Net Zero·RE100


Renewable Energy
100%
84%
56%
0%
Renewable Energy Target
Carbon Emissions
Net zero
2021
2030(E)
2040(E)
2050(E)

Carbon Neutrality	Transition to Renewable Energy and Improve Energy Efficiency
Climate Capability	Green Innovation & Climate Management Across Value Chain

22

IR Activities LCompany Overview IL Progress & Analysis III Target& Action Plan IV.ESG/IRActivities Broaden communication with shareholders and market, and improve investor access through transparent, timely disclosures | 2025 Key IR Activities Capital Market Communication Date Major Activities Nov ‘24 Mar ‘25 Released “KT Corporate Value-up Plan. Hosted AGM with online broadcast May 25 Hosted ‘KT Corporate Day’ led by the CEO Jul ‘25 Sep 25 Nov ‘25 Events 2022 2023 2024 Shareholders’ meeting(AGM/EGM) 1 3 1 Earnings release 4 4 4 IR meetings 318 311 303 KT Corporate Day CEO-led 1 1 1 1 1 2 Domestic disclosures 72 74 66 Overseas disclosures US NYSE, Japan 31 44 42 Released ‘Progress Report: KT Corporate Value-up Plan’ Awarded as an ‘Excellent Value-Up Company’ by KRX Hosted ‘KT Group IR’ event Participated in ‘KCMC 2025’ conference hosted by KRX Reviewed and released ‘KT Corporate Value-up Plan’ KT Group IR IR Comm. Direction Board IR Strengthen Board-led communication Continue IR activities domestic/overseas Mgmt Disclosure Strengthen Management-led IR comm. Timely information sharing 23 kt